SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period February 28, 2007 to March 16, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Management’s Discussion and Analysis for Pengrowth Energy Trust for year ended December 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 16, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

Management’s Discussion
and Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2006 of Pengrowth Energy Trust and is based on information available to February 26, 2007.
FREQUENTLY RECURRING TERMS
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2007 production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, royalty obligations, 2007 operating expenses, future income taxes, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, new head office expenses, general and administration expenses and the impact of the proposed changes to the Canadian tax legislation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain
PENGROWTH 2006 | 61

Management’s Discussion
and Analysis
financing on acceptable terms, and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
HISTORICAL AVERAGE ANNUAL TOTAL COMPOUND RETURNS BY YEAR(%)
TSX trading
Note: Assumes reinvestment of distributions.
TRUST UNIT CLOSING PRICE AND HISTORICAL CASH DISTRIBUTIONS
TSX trading
Note: Pengrowth consolidated the Class A and Class B trust units into a single class of trust units on July 27, 2006 which now trade on the TSX under the symbol PGF.UN and on the NYSE under the symbol PGH.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report Form 40-F as supplemented by its filings on Form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this MD&A and Pengrowth
62 | PENGROWTH 2006

Management’s Discussion
and Analysis
does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.
The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (NI 51-101) Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
NON-GAAP FINANCIAL MEASURES
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as funds generated from operations, distributable cash, distributable cash per trust unit, payout ratio and operating netbacks do not have standardized meanings prescribed by GAAP. We discuss these measures because we believe that they facilitate the understanding of the results of our operations and financial position.
CONVERSION AND CURRENCY
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the international standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
PENGROWTH 2006 | 63

Management’s Discussion
and Analysis
YEAR 2006 OVERVIEW
2006 was a very strong year for Pengrowth. During the year, Pengrowth enjoyed success on two fronts. Firstly, our internal drilling and development activities replaced the reserves depleted through production in the year, a significant achievement for Pengrowth. Secondly, Pengrowth completed two significant value-adding acquisitions, including the business combination with Esprit Energy Trust (Esprit Trust) and the acquisition of oil and natural gas assets in the Carson Creek area of Alberta (Carson Creek). A $103.8 million deposit was made late in 2006 on the acquisition of Canadian oil and natural gas producing properties from four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips (the CP Properties).
At the close of the year, Pengrowth had a balanced portfolio of high-quality oil and natural gas properties with a large inventory of development opportunities.
HIGHLIGHTS
•	Oil and gas sales increased five percent to $1.2 billion dollars in 2006 reflecting higher volumes produced during the year, partially offset by lower average realized prices. In the fourth quarter, oil and gas sales were $351 million, an increase of 22 percent from the third quarter and virtually unchanged from the same quarter in 2005.

•	Production for 2006 averaged 62,821 barrels of oil equivalent (boe) per day, a six percent increase over 2005. Fourth quarter production averaged 77,614 boe per day, up 33 percent from the third quarter and 26 percent from the fourth quarter in 2005. The higher production levels reflect volumes added through the Carson Creek and Esprit Trust acquisitions and through ongoing development activities.

•	Distributable cash totaled $576 million in 2006 and $140 million in the fourth quarter. This represents a decrease of five percent from 2005 and one percent from the previous quarter. The decreases are mainly as a result of higher operating, royalty, administrative and interest costs incurred. The 26 percent decrease in the fourth quarter of 2006 from the fourth quarter in 2005 is primarily due to higher production volumes which were largely offset by lower commodity prices, higher operating, royalty, administrative and interest costs incurred.

•	Distributions remained stable during the fourth quarter and for the full year of 2006, at $0.25 per unit per month. For the full year, distributions of $3.00 per unit or $559 million were paid or declared to unitholders, an increase of 25 percent from the previous year.

•	In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on units issued for the acquisition of Esprit Trust and for the acquisition of the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.

•	During 2006, Pengrowth issued $1.9 billion in equity to fund strategic acquisitions announced in 2006. This included the acquisition of the Carson Creek assets, the business combination with Esprit Trust and most recently, the acquisition of the CP Properties where $461 million in equity was raised at the end of 2006 and the acquisition was completed in early 2007.
64 | PENGROWTH 2006

Management’s Discussion
and Analysis
•	Net income decreased almost 20 percent for 2006 from 2005 as a result of higher operating expenses, royalties and depletion and depreciation. Net income decreased approximately 97 percent in the fourth quarter of 2006 compared to the fourth quarter of 2005 primarily due to higher depletion and depreciation expenses, lower commodity prices, higher operating, royalty, administrative and interest costs incurred, partly offset by higher production volumes.

•	During the year, Pengrowth’s average realized price was $52.88 per boe (after hedging) compared to an average price of $53.02 per boe in 2005. A decrease in natural gas prices during the year was largely offset by a combination of higher oil and natural gas liquids prices and lower hedging losses. For the fourth quarter, average realized prices were $49.24 per boe (after hedging) down eight percent from the third quarter and 21 percent from the same quarter last year. These decreases reflect a lower commodity price environment for oil and natural gas in the fourth quarter of 2006.

•	Operating netbacks (after hedging) decreased nine percent in 2006 to $29.59 per boe, largely driven by higher operating and royalty costs. For the fourth quarter, operating netbacks were $24.17 per boe down from the previous quarter and fourth quarter of 2005 by 22 percent and 38 percent, respectively. The fourth quarter netbacks were lower largely due to lower realized prices and higher operating costs.

•	Pengrowth’s development capital in 2006 totaled $301 million, an increase of 71 percent from the previous year. This year’s capital program was one of Pengrowth’s most successful and resulted in reserve replacement of 99 percent on a proved plus probable basis. Development capital for the fourth quarter was $122 million compared to $57 million in the third quarter and $60 million in the fourth quarter of 2005. During the year, Pengrowth participated in 298 gross (162.9 net) wells with a 96 percent success rate.

•	On July 27, 2006 Pengrowth consolidated its Class A trust units and Class B trust units into one class of trust units. The Class A trust units were delisted from the Toronto Stock Exchange and converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units), the Class B trust units were renamed as “trust units” and their trading symbol was changed from PGF.B to PGF.UN.

•	On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.

•	On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey Exploration Ltd. (Monterey). Pengrowth holds approximately 34 percent of the common shares of Monterey.
PENGROWTH 2006 | 65

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three Months ended December 31			Twelve Months ended December 31
(thousands, except per unit amounts)	2006	2005	% Change	2006	2005	% Change

INCOME STATEMENT
Oil and gas sales	$350,908	$353,923	(1)	$1,214,093	$1,151,510	5
Net income	$3,310	$116,663	(97)	$262,303	$326,326	(20)
Net income per trust unit	$0.01	$0.73	(99)	$1.49	$2.08	(28)

CASH FLOW
Cash flows from operating activities	$91,237	$196,588	(54)	$554,368	$618,070	(10)
Cash flows from operating activities per trust unit	$0.41	$1.23	(67)	$3.15	$3.93	(20)
Distributable cash*	$140,405	$189,379	(26)	$575,884	$608,217	(5)
Distributable cash per trust unit*	$0.64	$1.19	(46)	$3.27	$3.87	(16)
Distributions paid or declared	$185,651	$119,858	55	$559,063	$445,977	25
Distributions paid or declared per trust unit	$0.75	$0.75	—	$3.00	$2.82	6
Payout ratio*	132%	63%		97%	73%
Capital expenditures	$121,781	$60,093	103	$300,809	$175,693	71
Capital expenditures per trust unit	$0.55	$0.38	45	$1.71	$1.12	53
Weighted average number of trust units outstanding	220,734	159,528	38	175,871	157,127	12

BALANCE SHEET
Working capital				$(149,937)	$(112,205)	34
Property, plant and equipment				$3,741,602	$2,067,988	81
Long term debt				$604,200	$368,089	64
Trust unitholders’ equity				$3,049,677	$1,475,996	107
Trust unitholders’ equity per trust unit				$12.50	$9.23	35
Number of trust units outstanding at year end				244,017	159,864	53

DAILY PRODUCTION
Crude oil (bbls)	25,000	21,179	18	21,821	20,799	5
Heavy oil (bbls)	4,695	5,410	(13)	4,964	5,623	(12)
Natural gas (mcf)	234,050	168,862	39	175,578	161,056	9
Natural gas liquids (bbls)	8,910	6,710	33	6,774	6,093	11
Total production (boe)	77,614	61,442	26	62,821	59,357	6

TOTAL PRODUCTION (mboe)	7,141	5,653	26	22,930	21,665	6

PRODUCTION PROFILE
Crude oil	32%	34%		35%	35%
Heavy oil	6%	9%		8%	10%
Natural gas	50%	46%		46%	45%
Natural gas liquids	12%	11%		11%	10%

AVERAGE REALIZED PRICES
(after hedging)
Crude oil (per bbl)	$60.35	$59.40	2	$66.85	$58.59	14
Heavy oil (per bbl)	$37.61	$31.77	18	$42.26	$33.32	27
Natural gas (per mcf)	$7.12	$11.97	(41)	$7.22	$8.76	(18)
Natural gas liquids (per bbl)	$52.69	$58.46	(10)	$57.11	$54.22	5
Average realized price per boe	$49.24	$62.55	(21)	$52.88	$53.02	—

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				112,388	98,684	14
Heavy oil (mbbls)				18,336	15,790	16
Natural gas (bcf)				827	516	60
Natural gas liquids (mbbls)				29,142	18,985	54
Total oil equivalent (mboe)				297,774	219,396	36

*	See the section entitled “Non-GAAP Financial Measures”. Prior year restated to conform to presentation adopted in current year.
66 | PENGROWTH 2006

Management’s Discussion
and Analysis
RESULTS OF OPERATIONS
PRODUCTION
Average daily production increased six percent in 2006, compared to 2005 and 33 percent in the fourth quarter of 2006 from the third quarter of 2006. This increase is attributable primarily to the Carson Creek and Esprit Trust acquisitions which were completed late in the third quarter and in the fourth quarter of 2006, respectively and contributions from ongoing development activities.
At this time, Pengrowth anticipates 2007 full year production of 83,000 to 87,500 boe per day. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of the MD&A. It also includes expected divestitures during the first half of 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from any future acquisitions, if they were to occur.
Daily Production

	Three months ended			Twelve months ended
	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (bbls)	25,000	20,651	21,179	21,821	20,799
Heavy oil (bbls)	4,695	5,272	5,410	4,964	5,623
Natural gas (mcf)	234,050	158,757	168,862	175,578	161,056
Natural gas liquids (bbls)	8,910	5,961	6,710	6,774	6,093

Total boe per day	77,614	58,344	61,442	62,821	59,357

Light crude oil production volumes increased five percent year-over-year, 21 percent in the fourth quarter of 2006 compared to the third quarter and 18 percent when compared to the fourth quarter of 2005. The additional volumes from the Esprit Trust and Carson Creek acquisitions had a positive impact on production that more than offset natural production declines.
Heavy oil production decreased 12 percent year-over-year and 13 percent when comparing the fourth quarter of 2006 to the same quarter of 2005 due to natural production declines. Production was temporarily shut-in during the fourth quarter of 2006 at Tangleflags to facilitate a new drilling program and natural production declines were responsible for the 11 percent decrease in the fourth quarter of 2006 compared to the third quarter of 2006.
Natural gas production increased nine percent year-over-year. Additional production volumes from acquisitions, development activities, particularly at Prespatou, Princess and Cutbank/Tupper and increased gas sales at Judy Creek due to lower gas solvent utilization, combined to more than offset the Monterey divestiture and the operational downtime at the Sable Offshore Energy Project (SOEP) during the second and fourth quarters of 2006. The 47 percent increase in volumes in the fourth quarter of 2006 compared to the third quarter of 2006 is due to acquisitions and the drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP for the compression program. The 39 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, drilling results from the Cutbank/Tupper area which more than offset the downtime at SOEP in 2006, the Monterey divestiture and natural production declines.
PENGROWTH 2006 | 67

Management’s Discussion
and Analysis
Natural gas liquids (NGLs) production increased 11 percent year-over-year primarily due to acquisitions. Production volumes nearly doubled in the fourth quarter of 2006 in comparison to the third quarter of 2006 due to acquisitions and additional condensate at SOEP partially offset by natural production declines. The 33 percent increase in production volumes for the fourth quarter of 2006 compared to the same period of 2005 was due to acquisitions, which more than offset the Monterey divestiture and natural production declines.
PRICING AND COMMODITY PRICE HEDGING
On a year-over-year basis, the nearly 17 percent increase in U.S. based prices for North American crude oil and improved differentials for heavy oil during 2006 were partially offset by the negative impact of lower gas prices.
AVERAGE REALIZED PRICES

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil (per bbl)	60.94	75.53	67.00	68.83	65.47
after hedging	60.35	72.61	59.40	66.85	58.59
Heavy oil (per bbl)	37.61	51.47	31.77	42.26	33.32
Natural gas (per mcf)	6.82	6.22	12.80	7.08	8.99
after hedging	7.12	6.29	11.97	7.22	8.76
Natural gas liquids (per bbl)	52.69	60.76	58.46	57.11	54.22

Total per boe	48.52	54.51	67.43	53.18	56.06
after hedging	49.24	53.67	62.55	52.88	53.02

Benchmark prices
WTI oil (U.S. $ per bbl)	60.17	70.54	60.05	66.25	56.70
AECO spot gas (Cdn $ per gj)	6.36	5.72	11.08	6.70	8.04
NYMEX gas (U.S. $ per mmbtu)	6.56	6.66	12.97	7.24	8.62
Currency (U.S. $ per Cdn $)	0.88	0.89	0.85	0.88	0.83

As part of our financial management strategy, Pengrowth uses forward price swap and option contracts to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Pengrowth has committed approximately 40 percent of its production to commodity price contracts in 2007.
HEDGING LOSSES (GAINS)

($ millions)	Three months ended			Twelve months ended
Realized	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light crude oil	1.4	5.5	14.8	15.8	52.2
Light crude oil ($ per bbl)	0.59	2.92	7.60	1.98	6.88

Natural gas	(6.5)	(1.0)	12.9	(8.8)	13.6
Natural gas ($ per mcf)	(0.30)	(0.07)	0.83	(0.14)	0.23

Combined	(5.1)	4.5	27.7	7.0	65.8
Combined ($ per boe)	(0.72)	0.84	4.88	0.30	3.04

68 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective May 1, 2006, Pengrowth no longer designates new commodity price contracts as hedges. Pengrowth has recognized any changes to the fair value of commodity contracts entered into after May 1, 2006 on the income statement.
Commodity price contracts in place at December 31, 2006 are detailed in Note 20 to the financial statements. At December 31, 2006, the mark-to-market value of the outstanding commodity contracts represented an unrealized potential gain of $37.1 million, which includes a $26.5 million gain on a year to date basis that has been recognized on the income statement. The $26.5 million unrealized gain is a non-cash item and is not reflected in oil and gas sales. The balance of the gain of $10.6 million was capitalized as part of the purchase price allocation for Esprit Trust. Compared to December 31, 2005, the mark-to-market value of the commodity contracts represented a potential loss of $18.4 million, none of which was recognized on the income statement at that time.
In conjunction with an acquisition, which closed in 2004, Pengrowth assumed certain fixed price natural gas sales contracts and firm pipeline demand charge contracts. Under the fixed price natural gas sales contracts, Pengrowth is obligated to sell 3,886 mmbtu per day until April 30, 2009 at an average remaining contract price of Cdn $2.34 per mmbtu. As required by Canadian GAAP, the fair value of the natural gas sales contract was recognized as a liability based on the mark-to-market value at May 31, 2004. The liability at December 31, 2006 of $12.9 million for the contracts will continue to be drawn down and recognized in income as the contracts are settled. As this is a non-cash component of income, it is not included in the calculation of distributable cash. As at December 31, 2006, Pengrowth would be required to pay $17.0 million to terminate the fixed price physical sales contract. This amount is not included above in hedging losses (gains).
OIL AND GAS SALES — CONTRIBUTION ANALYSIS

($ millions)	Three months ended						Twelve months ended
	Dec. 31,	% of	Sept. 30,	% of	Dec. 31,	% of	Dec 31,	% of	Dec. 31,	% of
Sales Revenue	2006	total	2006	total	2005	total	2006	total	2005	total

Light crude oil	138.8	40	137.9	48	115.7	33	532.4	44	444.8	39
Natural gas	153.3	44	91.9	32	186.0	53	462.4	38	514.9	45
Natural gas liquids	43.2	12	33.3	11	36.1	10	141.2	12	120.6	10
Heavy oil	16.3	4	24.9	9	15.8	4	76.6	6	68.4	6
Brokered sales/sulphur	(0.7)	—	(0.2)	—	0.3	—	1.5	—	2.8	—

Total oil and gas sales	350.9		287.8		353.9		1,214.1		1,151.5

OIL AND GAS SALES — PRICE AND VOLUME ANALYSIS
The following table illustrates the effect of changes in prices and volumes, on a year-over-year basis, on the components of oil and gas sales, including the impact of hedging.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year ended December 31, 2005	444.8	514.9	120.6	68.4	2.8	1,151.5
Effect of change in product prices	26.8	(122.5)	7.1	16.2	—	(72.4)
Effect of change in sales volumes	24.4	47.6	13.5	(8.0)	—	77.5
Effect of change in hedging losses/gains	36.4	22.4	—	—	—	58.8
Other	—	—	—	—	(1.3)	(1.3)

Year ended December 31, 2006	532.4	462.4	141.2	76.6	1.5	1,214.1

PENGROWTH 2006 | 69

Management’s Discussion
and Analysis
PROCESSING, INTEREST AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Processing, interest & other income	6.2	4.7	4.0	18.8	17.7
$ per boe	0.86	0.88	0.71	0.82	0.82

Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing. This income represents the partial recovery of operating expenses reported separately.
ROYALTIES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Royalty expense	73.1	57.8	68.0	241.5	213.9
$ per boe	10.23	10.77	12.03	10.53	9.87

Royalties as a percent of sales	20.8%	20.1%	19.2%	19.9%	18.6%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The increase in the royalty rate for 2006 is primarily due to the change in royalties at SOEP. SOEP has a five tier royalty regime based on gross revenue for the first three tiers and net revenue for the final two tiers. During 2005, the royalty obligation at SOEP was approximately two percent of gross revenue (Tier II) but progressed to five percent of gross revenue (Tier III) starting with October 2005 production. The increase to five percent was recognized in March 2006 when the 2005 royalty submission was filed. Commencing with March 2006 production, Pengrowth forecasted, the royalty obligation to be in Tier IV which is 30 percent of net revenue (gross revenue less certain capital and other specified costs associated with producing the gas and natural gas liquids).
The outlook for 2007 is approximately 21 percent royalty as a percentage of Pengrowth’s sales.
OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Operating expenses	99.7	58.8	61.2	270.5	218.1
$ per boe	13.97	10.94	10.83	11.80	10.07

Operating expenses increased $41 million or $3.03 per boe in the fourth quarter of 2006 in comparison to the third quarter of 2006. Increased utility costs and higher maintenance ($12 million), the Esprit Trust ($18 million or $10.96 per boe) and Carson Creek ($6 million or $16.54 per boe) acquisitions were the most significant reasons for the increase in expenses. Carson Creek has operating costs per boe that are generally higher than Pengrowth’s average due to its high utility requirements, but are expected to improve as utility costs decline and operating synergies are captured. Operating expenses increased almost $39 million in the fourth quarter of 2006 in comparison to the fourth quarter of 2005. Increased utility costs and higher maintenance ($9 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions were the most significant reasons for the increase in operating expenses. In
70 | PENGROWTH 2006

Management’s Discussion
and Analysis
comparing year-over-year, operating expenses increased by approximately $53 million. Increased utility costs and higher maintenance ($17 million), the Esprit Trust ($18 million) and Carson Creek ($7 million) acquisitions and higher salaries and employee retention programs were the primary reasons for the increase.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Pengrowth expects total operating expenses for 2007 to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe. Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Light oil transportation	0.5	0.5	0.5	2.0	2.2
$ per bbl	0.21	0.26	0.27	0.25	0.29
Natural gas transportation	1.8	1.3	1.8	5.6	5.7
$ per mcf	0.09	0.09	0.12	0.09	0.10

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon industry rates and distance the product flows on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Prior to December 31, 2006, Pengrowth sold most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead, but at the first major trading point, requiring minimal transportation costs.
AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Purchased and capitalized	9.4	7.9	14.5	34.6	34.7
Amortization	9.3	8.8	7.1	34.6	24.4

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005, the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 and 2006 is amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods is amortized over 30 months. As of December 31, 2006, the balance of unamortized injectant costs was $35.3 million.
The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating expenses. The cost of purchased injectants decreased minimally year-over year as the increased injectant volume of natural gas liquids offset the lower price paid for gas volumes injected.
PENGROWTH 2006 | 71

Management’s Discussion
and Analysis
OPERATING NET BACKS
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an operating netback of $29.59 per boe (after hedging) in 2006 compared to $32.54 per boe (after hedging) in 2005, mainly due to higher operating and royalty expenses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	49.24	53.67	62.55	52.88	53.02
Other production income	(0.09)	(0.06)	0.06	0.06	0.13

	49.15	53.61	62.61	52.94	53.15
Processing, interest and other income	0.86	0.88	0.71	0.82	0.82
Royalties	(10.23)	(10.77)	(12.02)	(10.53)	(9.87)
Operating expenses	(13.97)	(10.94)	(10.83)	(11.80)	(10.07)
Transportation costs	(0.33)	(0.33)	(0.41)	(0.33)	(0.36)
Amortization of injectants	(1.31)	(1.63)	(1.25)	(1.51)	(1.13)

Operating netback	24.17	30.82	38.81	29.59	32.54

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	60.35	72.61	59.40	66.85	58.59
Other production income	(0.31)	(0.19)	0.17	0.13	0.37

	60.04	72.42	59.57	66.98	58.96
Processing, interest and other income	0.64	0.60	0.34	0.58	0.47
Royalties	(11.65)	(12.19)	(6.47)	(10.63)	(8.64)
Operating expenses	(17.95)	(13.20)	(14.32)	(13.78)	(12.28)
Transportation costs	(0.21)	(0.26)	(0.27)	(0.25)	(0.29)
Amortization of injectants	(4.08)	(4.61)	(3.63)	(4.35)	(3.21)

Operating netback	26.79	42.76	35.22	38.55	35.01

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	37.61	51.47	31.77	42.26	33.32
Processing, interest and other income	0.80	0.38	0.74	0.43	0.36
Royalties	(5.44)	(6.27)	(2.98)	(4.53)	(4.53)
Operating expenses	(14.06)	(16.28)	(11.60)	(15.16)	(15.65)

Operating netback	18.91	29.30	17.93	23.00	13.50

72 | PENGROWTH 2006

Management’s Discussion
and Analysis

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	7.12	6.29	11.97	7.22	8.76
Other production income	—	—	—	0.01	—

	7.12	6.29	11.97	7.23	8.76
Processing, interest and other income	0.20	0.23	0.19	0.21	0.23
Royalties	(1.41)	(1.34)	(2.62)	(1.54)	(1.70)
Operating expenses	(1.90)	(1.38)	(1.38)	(1.65)	(1.24)
Transportation costs	(0.09)	(0.09)	(0.12)	(0.09)	(0.10)

Operating netback	3.92	3.71	8.04	4.16	5.95

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Sales price	52.69	60.76	58.46	57.11	54.22
Royalties	(16.61)	(21.84)	(21.29)	(20.17)	(17.66)
Operating expenses	(14.00)	(10.26)	(10.05)	(11.12)	(9.04)

Operating netback	22.08	28.66	27.12	25.82	27.52

INTEREST
Interest expense increased approximately 49 percent to $32.1 million in 2006 from $21.6 million in 2005, reflecting a higher average debt level combined with higher interest rates and higher standby fees in 2006. Approximately 39 percent of Pengrowth’s outstanding long term debt as at December 31, 2006 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the U.S. dollar exchange rate.
GENERAL AND ADMINISTRATIVE (G&A)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash G&A expense	11.7	6.8	7.7	34.1	27.4
$ per boe	1.63	1.27	1.36	1.49	1.27
Non-cash G&A expense	(0.3)	0.9	0.8	2.5	2.9
$ per boe	(0.04)	0.17	0.14	0.11	0.13

Total G&A	11.4	7.7	8.5	36.6	30.3
Total G&A ($ per boe)	1.59	1.44	1.50	1.60	1.40

The cash component of G&A for the fourth quarter of 2006 compared to the third quarter of 2006 increased $4.9 million due to the increase in salaries resulting from the Esprit Trust business combination and employee retention programs ($1.8 million), increased office rent ($0.7 million), year-end reserves report ($0.6 million) and $1.0 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the management agreement. Employee retention programs and additional expenses relating to the Esprit Trust business combination were the main reasons for the $6.3 million increase year-over-year.
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Management’s Discussion
and Analysis
MANAGEMENT FEES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Management Fee	0.9	0.8	2.2	7.0	9.1
Performance Fee	(1.6)	2.2	2.2	2.9	6.9

Total	(0.7)	3.0	4.4	9.9	16.0
Total ($ per boe)	(0.09)	0.56	0.77	0.43	0.74

Under the current management agreement, which came into effect July 1, 2003, the Manager will earn a performance fee if the Trust’s total returns exceed eight percent per annum on a three year rolling average basis. The maximum fees payable until June 30, 2006, including the performance fee, were limited to 80 percent of the fees plus expenses that would otherwise have been payable under the original management agreement that was effective prior to July 1, 2003. Commencing July 1, 2006, for the remaining three year term, the maximum fees payable are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower. The current agreement expires on June 30, 2009 and does not contain a further right of renewal.
RELATED PARTY TRANSACTIONS
Details of related party transactions incurred in 2006 and 2005 are provided in Note 18 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2006 also include $1.0 million (2005 — $0.7 million) paid to a law firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby has been granted 12,507 trust unit rights and 2,085 deferred entitlement units in 2006.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey. In December 2006, two senior officers of the Corporation directly and indirectly purchased a total of 30,000 shares of Monterey for a total consideration of $150,000 in a new share offering marketed by an independent broker.
TAXES
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld from distributable cash to fund future capital expenditures, repay debt or other corporate purposes. In the event withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure. As a result, none of the Trust’s subsidiaries anticipate the payment of any cash income taxes in the foreseeable future.
74 | PENGROWTH 2006

Management’s Discussion
and Analysis
Effective January 1, 2006, the federal government eliminated the Large Corporations tax. Large Corporations tax in 2005 amounted to $2.2 million.
The acquisition of Esprit Trust resulted in Pengrowth recording an additional future tax liability of $110.6 million. Additionally, the acquisition of Carson Creek resulted in an additional future tax liability of $121.4 million. In 2005, the acquisition of Crispin Energy Inc. (Crispin) resulted in Pengrowth recording an additional tax liability of $22.2 million. The future tax liabilities represent the difference between the tax basis and the fair values assigned to the acquired assets. A comparison of the fair value and tax basis at the end of the year reduced the future tax liability by $14.3 million to $327.8 million.
On October 31, 2006, the Minister of Finance (Canada) announced tax proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders (the “October 31 Proposals”). The October 31 Proposals will apply to a specified investment flow-through (SIFT) trust and will apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.
On December 21, 2006, the Department of Finance (Canada) released draft legislation to implement the October 31 Proposals discussed above. The draft legislation appears to be generally consistent with details included in the October 31 announcement.
It is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.
Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.
Pursuant to the October 31 Proposals, commencing January 1, 2011, (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of undue expansion), Pengrowth will not be able to deduct certain portions of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income at a special rate estimated to be 31.5 percent.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 24,265,000 trust units on December 8, 2006 for gross proceeds of $461 million will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007.
PENGROWTH 2006 | 75

Management’s Discussion
and Analysis
Pursuant to the draft legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. If the October 31 Proposals are implemented, the trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in Trust.
If the October 31 Proposals are implemented, it is expected that the imposition of tax at the Pengrowth trust level under the October 31 Proposals will materially reduce the amount of cash available for distributions to unitholders.
FOREIGN CURRENCY GAINS AND LOSSES
Pengrowth recorded an immaterial net foreign exchange loss in 2006, compared to a foreign exchange gain of $7.0 million in 2005. Included in the 2006 loss is a $0.5 million unrealized foreign exchange loss compared to a $7.8 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt using the closing exchange rate at the end of each year. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange gain was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars. Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost. (See note 16 to the financial statements for further detail).
Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. denominated notes (see Note 10 of the financial statements) by using foreign exchange swaps. As a result of applying hedge accounting to this transaction, an unrealized foreign exchange loss of $13.6 million has been included in Other Assets as at December 31, 2006.
DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Depletion and Depreciation	129.2	83.5	71.4	351.6	285.0
$ per boe	18.09	15.56	12.63	15.33	13.15
Accretion	4.9	4.5	3.6	16.6	14.2
$ per boe	0.68	0.84	0.64	0.72	0.65

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The increase in 2006 rates for both depletion and depreciation and accretion is due to the inclusion of the property, plant and equipment from the Carson Creek and Esprit Trust acquisitions.
Pengrowth’s Asset Retirement Obligations (ARO) liability increases by the amount of accretion, which is a charge to net income as a result of the passage of time. The accretion expense is based on a credit adjusted risk-free rate of eight percent per year.
CEILING TEST
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves; the lower of cost and market of unproved properties; and the cost of major development projects exceeds the carrying value. When the
76 | PENGROWTH 2006

Management’s Discussion
and Analysis
carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves; the lower of cost and market of unproved properties; and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2006.
ASSET RETIREMENT OBLIGATIONS
The total future ARO is estimated by management based on estimated costs to remediate, reclaim and abandon wells and facilities based on Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $255 million as at December 31, 2006 (2005 — $185 million), based on a total escalated future liability of $1,530 million (2005 — $1,041 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2005 — eight percent) and an inflation rate of two percent (2005 — two percent) were used to calculate the net present value of the ARO.
REMEDIATION TRUST FUNDS & REMEDIATION AND ABANDONMENT EXPENSES
During 2006, Pengrowth contributed $3.2 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $11.1 million at December 31, 2006.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2006, Pengrowth spent $9.1 million on abandonment and reclamation (2005 — $7.4 million). Pengrowth expects to spend approximately $14.5 million per year, prior to inflation, excluding contributions to remediation trust funds, over the next ten years on remediation and abandonment.
OTHER EXPENSES
On a year-over-year basis, other expenses increased $6.2 million primarily due to costs related to the consolidation of Class A and Class B trust units ($2.7 million) completed in July 2006 and one time legal fees from a predecessor company ($2.7 million).
GOODWILL
As at December 31, 2006, Pengrowth recorded goodwill of $598.3 million, an increase of $415.5 million from December 31, 2005. In accordance with Canadian GAAP, Pengrowth recorded goodwill of $129.7 million and $285.7 million upon the Carson Creek area acquisition and the Esprit Trust business combination, respectively, in 2006. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisitions are provided in Note 3 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2006.
CAPITAL EXPENDITURES
During 2006, Pengrowth spent $300.8 million on development and optimization activities. This year’s capital program was one of Pengrowth’s most successful to date and resulted in the replacement of approximately 99 percent of production through internal development. The largest expenditures were at Judy Creek ($42.5 million), SOEP ($22.4 million), Weyburn ($20.2 million), Twining ($18.2 million), Bodo ($14.2 million), Three Hills Creek ($13.8 million), Quirk Creek ($13.0 million), West Pembina ($9.7 million), Olds ($8.5 million) and Prespatou ($6.6 million). Pengrowth engages in limited exploration activities and in 2006 most of the capital spent on development was directed towards increasing production and improving reserve recovery through infill drilling. An additional $1,449.3 million was incurred in 2006 to complete the Esprit Trust, Carson Creek, Dunvegan Unit and other acquisitions compared to $180.5 million to complete the Crispin and Swan Hills acquisitions in 2005.
PENGROWTH 2006 | 77

Management’s Discussion
and Analysis

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Geological and geophysical	6.1	0.5	—	8.9	1.4
Drilling and completions	83.6	42.2	41.1	217.1	130.3
Plant and facilities	26.6	9.4	10.2	56.9	34.1
Land purchases	5.5	4.7	8.8	17.9	9.9

Development capital	121.8	56.8	60.1	300.8	175.7

Cash costs for business acquisitions	4.8	475.6	(0.6)	500.5	0.9
Cash costs for property acquisitions	0.5	(1.7)	(1.3)	52.9	91.6
Value of trust units issued for acquisitions	895.9	—	—	895.9	88.0

Total value of cash and trust units issued for acquisitions	901.2	473.9	(1.9)	1,449.3	180.5

Total capital expenditures and acquisitions	1,023.0	530.7	58.2	1,750.1	356.2

Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases.
In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
RESERVES
Pengrowth reported year-end proved reserves of 225.9 mmboe and proved plus probable reserves of 297.8 mmboe compared to 175.6 mmboe and 219.4 mmboe at year end 2005. Further details of Pengrowth’s 2006 year-end reserves are provided in this annual report and the AIF.
ACQUISITIONS AND DISPOSITIONS
On October 2, 2006 Pengrowth completed a business combination with Esprit Trust (“the Combination”). Under the terms of the Combination agreement, each Esprit Trust unit was exchanged for 0.53 of a Pengrowth trust unit. As a result of the Combination, approximately 34,725,157 Pengrowth trust units were issued to Esprit Trust unitholders. (See Note 3 of the financial statements).
On September 28, 2006, Pengrowth acquired from ExxonMobil Canada all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant for $475 million.
On March 30, 2006, Pengrowth closed the acquisition of an additional working interest in the Dunvegan Unit as well as some minor oil and gas properties in central Alberta for approximately $48 million.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey. Pengrowth holds approximately 34 percent of the common shares of Monterey.
78 | PENGROWTH 2006

Management’s Discussion
and Analysis
WORKING CAPITAL
Working capital declined $37.7 million from a working capital deficiency of $112.2 million at December 31, 2005 to a working capital deficiency of $149.9 million as at December 31, 2006. Most of the increased working capital deficiency is attributable to an increase in accounts payable and accrued liabilities and distributions payable to unitholders, offset by an increase in accounts receivable as at December 31, 2006.
Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of operating income are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
FINANCIAL RESOURCES AND LIQUIDITY
Pengrowth’s capitalization is as follows:

As at December 31
($ thousands)	2006	2005

Term credit facilities	257,000	35,000
Senior unsecured notes	347,200	333,089
Working capital deficit	140,563	77,638
Note payable	—	20,000
Bank indebtedness	9,374	14,567

Net debt excluding convertible debentures	754,137	480,294

Convertible debentures	75,127	—

Net debt including convertible debentures	829,264	480,294

Trust unitholders’ equity	3,049,677	1,475,996

Net debt excluding convertible debentures as a percentage of total book capitalization	19.8%	24.6%
Net debt including convertible debentures as a percentage of total book capitalization	21.4%	24.6%

Cash flow from operating activities	554,368	618,070

Net debt excluding convertible debentures to cash flow from operating activities	1.4	0.8
Net debt including convertible debentures to cash flow from operating activities	1.5	0.8

The $222 million increase in the term credit facilities as at December 31, 2006 from December 31, 2005 is primarily due to capital expenditures, acquisitions including assumed debt, deposit on the CP Properties acquisition, repayment of the SOEP note payable and redemption of convertible debentures all of which exceeds cash withheld, proceeds from the Monterey transaction and net proceeds from the equity offerings that closed September 28, 2006 and December 8, 2006.
PENGROWTH 2006 | 79

Management’s Discussion
and Analysis
Pengrowth funds its capital expenditures through a combination of cash withholdings, available credit from its bank credit facilities and proceeds from exercise of trust unit rights and the distribution reinvestment plan. The credit facility and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations and maintain distributions.
At December 31, 2006, Pengrowth maintained a $950 million term credit facility and a $35 million demand operating line of credit. These facilities were reduced by drawings of $257 million and by $18 million in letters of credit outstanding at year end. Pengrowth remains well positioned to fund its 2007 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2006, Pengrowth had approximately $700 million available to draw from its credit facilities.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $200 million senior unsecured notes, Pound sterling denominated 50 million senior unsecured notes, and the term credit facilities have certain financial covenants which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the term credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters.
2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters.
3.	Total senior debt should be less than 50 percent of total book capitalization.
4.	EBITDA should not be less than four times interest expense.
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as Other Material Contracts. As at December 31, 2006, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. At October 2, 2006, $95.8 million principal amount of debentures was outstanding. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures
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Management’s Discussion
and Analysis
mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. The amount of accrued interest paid on the redemption was $0.6 million. On December 12, 2006, Pengrowth redeemed the tendered debentures for cash proceeds of $21.8 million (including accrued interest and offer premium). As at December 31, 2006, the principal amount of debentures outstanding was $74.7 million.
DISTRIBUTABLE CASH AND DISTRIBUTIONS
There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash and payout ratio:

	Three months ended		Twelve months ended
($ thousands, except per trust unit amounts)	Dec 31, 2006	Sept 30, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Cash flows from operating activities	91,237	179,971	196,588	554,368	618,070
Change in non-cash operating working capital	50,714	(37,028)	(7,993)	24,331	(9,833)

Funds generated from operations	141,951	142,943	188,595	578,699	608,237
Change in remediation trust funds	(1,546)	(599)	784	(2,815)	(20)

Distributable cash (2)	140,405	142,344	189,379	575,884	608,217

Distributions paid or declared	185,651	132,513	119,858	559,063	445,977
Distributable cash per trust unit (2)	0.64	0.88	1.19	3.27	3.87
Distributions paid or declared per trust unit	0.75	0.75	0.75	3.00	2.82
Payout ratio (1) (2)	132%	93%	63%	97%	73%

(1)	Payout ratio is calculated as distributions paid or declared divided by distributable cash.

(2)	Prior year restated to conform to presentation adopted in the current year.
Pengrowth does not deduct capital expenditures when calculating distributable cash (2006 — $300.8 million, 2005 — $175.7 million). As a result of the depleting nature of Pengrowth’s oil and natural gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. While Pengrowth does deduct actual expenditures on ARO and contributions to remediation trust funds, no deduction is made for future remediation commitments or accretion expense charged to the ARO reported on the balance sheet as those obligations will be funded out of cash flow generated in the future. Pengrowth’s calculation of distributable cash also adds back changes in operating working capital. In times of commodity price volatility, including working capital changes results in cash flows from operations and payout ratios which may be inconsistent with actual results. Pengrowth calculates and presents distributable cash to provide investors with a measure of the changes in cash available to be distributed to unitholders. As a result of the volatility in commodity prices and changes in production levels, Pengrowth may not report the same amount of distributable cash in each period and may temporarily borrow funds to maintain distributions.
Distributable cash is derived from producing and selling oil, natural gas and related products. As such, distributable cash is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2007 and 2008 sales volumes. Details of commodity contracts are contained in Note 20 to the financial statements.
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Management’s Discussion
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The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
In 2006, Pengrowth paid out or declared 97 percent of its distributable cash as distributions to unitholders and 132 percent in the fourth quarter. The payout ratio in the fourth quarter reflects distributions paid out or declared on trust units issued for the acquisition of Esprit Trust and for the acquisition the CP Properties. However, due to the usual delays in receiving cash flow from production as well as the early 2007 closing of the CP Properties acquisition, the corresponding cash flow is not reflected in operating results.
Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $0.75 per trust unit as cash distributions during the fourth quarter of 2006 and $3.00 for the full year of 2006.
TAXABILITY OF DISTRIBUTIONS
The following discussion relates to the taxation of Canadian unitholders only. For detailed tax information relating to non-residents, please refer to our website www.pengrowth.com. Cash distributions are comprised of a return of capital portion, which is tax deferred, and return on capital portion which is taxable income. The return of capital portion reduces the cost base of a unitholders trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
At this time, Pengrowth anticipates that approximately 90 to 95 percent of 2007 distributions will be taxable to Canadian residents. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.
Unitholders can find additional tax information in the summary of Canadian and United States Federal Income Tax Considerations contained in Pengrowth’s AIF available on SEDAR at www.sedar.com. For U.S. readers, the AIF forms part of Pengrowth’s Form 40-F available at www.sec.gov. Unitholders are encouraged to consult their individual financial advisors to discuss their specific situation.
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Management’s Discussion
and Analysis
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2007	2008	2009	2010	2011	thereafter	Total

Long term debt (1)	—	—	257,000	174,810	—	158,759	590,569
Interest payments on long term debt (2)	30,172	30,172	23,202	11,585	8,704	25,538	129,373
Convertible debentures (3)	—	—	—	74,741	—	—	74,741
Interest payments on convertible debentures (4)	4,858	4,858	4,858	4,858	—	—	19,432
Other (5)	7,350	7,387	6,494	6,019	5,790	35,923	68,963

	42,380	42,417	291,554	272,013	14,494	220,220	883,078

Purchase obligations
Pipeline transportation	47,959	42,215	33,317	18,758	18,207	59,589	220,045
CO2 purchases (6)	7,651	5,845	4,232	4,267	3,772	14,876	40,643

	55,610	48,060	37,549	23,025	21,979	74,465	260,688
Remediation trust fund payments	250	250	250	250	250	11,750	13,000

	98,240	90,727	329,353	295,288	36,723	306,435	1,156,766

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 10 of the financial statements)

(2)	Interest payments relate to the interest payable on foreign denominated fixed rate debt using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 9 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars.
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Management’s Discussion
and Analysis
SUMMARY OF TRUST UNIT TRADING DATA

	High	Low	Close	Volume	Value
				(000's)	($ millions)

TSX — PGF.A ($ Cdn)
2006 1st quarter	28.96	24.96	26.88	1,244	33.8
2nd quarter	28.50	24.20	26.70	1,810	47.6
3rd quarter *	28.25	24.95	25.30	4,297	110.6
4th quarter	—	—	—	—	—
Year	28.96	24.20	25.30	7,351	192.0

2005 1st quarter	28.29	22.15	24.03	2,049	53.3
2nd quarter	27.90	23.95	27.20	1,798	46.4
3rd quarter	30.10	26.30	29.50	2,047	58.0
4th quarter	29.80	23.64	27.41	1,324	35.2
Year	30.10	22.15	27.41	7,218	192.9

TSX — PGF.B ($ Cdn)
2006 1st quarter	24.50	20.71	23.32	18,338	420.1
2nd quarter	26.05	22.41	26.05	18,982	459.6
3rd quarter *	27.25	24.84	25.31	14,226	364.0
4th quarter	—	—	—	—	—
Year	27.25	20.71	25.31	51,546	1,243.7

2005 1st quarter	19.90	16.10	17.05	29,219	543.7
2nd quarter	19.01	16.37	18.40	19,370	342.5
3rd quarter	21.26	18.25	20.58	22,738	441.0
4th quarter	23.38	17.27	22.65	19,747	411.0
Year	23.38	16.10	22.65	91,074	1,738.2

TSX — PGF.UN ($ Cdn)
2006 1st quarter	—	—	—	—	—
2nd quarter	—	—	—	—	—
3rd quarter *	26.11	21.02	21.94	29,262	708.0
4th quarter	22.69	16.81	19.94	75,576	1,505.0
Year	26.11	16.81	19.94	104,838	2,213.0

NYSE — PGH ($ U.S.)
2006 1st quarter	25.15	21.50	23.10	13,421	316.2
2nd quarter	25.00	21.85	24.09	14,277	337.0
3rd quarter	24.95	18.90	19.62	27,359	604.0
4th quarter	20.25	14.78	17.21	55,108	955.6
Year	25.15	14.78	17.21	110,165	2,212.8

2005 1st quarter	22.94	18.11	20.00	24,621	515.1
2nd quarter	22.74	19.05	22.25	16,153	335.0
3rd quarter	25.75	21.55	25.42	14,502	340.3
4th quarter	25.56	20.00	23.53	17,808	399.7
Year	25.75	18.11	23.53	73,084	1,590.1

*	On July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units pursuant to which the Class A trust units were delisted from the Toronto Stock Exchange, Class A trust units were converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units) and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN.
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Management’s Discussion
and Analysis
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly results for 2006 and 2005.

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Distributable cash ($000’s) (1)	140,869	152,266	142,344	140,405
Actual distributions paid or declared per trust unit ($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17

2005	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	239,913	253,189	304,484	353,923
Net income ($000’s)	56,314	53,106	100,243	116,663
Net income per trust unit ($)	0.37	0.34	0.63	0.73
Net income per trust unit — diluted ($)	0.37	0.34	0.63	0.73
Distributable cash ($000’s)(1)	126,144	134,779	157,915	189,379
Actual distributions paid or declared per trust unit ($)	0.69	0.69	0.69	0.75
Daily production (boe)	59,082	57,988	58,894	61,442
Total production (mboe)	5,317	5,277	5,418	5,653
Average realized price ($ per boe)	44.97	47.79	56.07	62.55
Operating netback ($ per boe)	27.70	29.26	33.94	38.81

(1)	Prior year restated to conform to presentation adopted in the current year.
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Management’s Discussion
and Analysis
SELECTED ANNUAL INFORMATION FINANCIAL RESULTS
Oil and gas sales increased in 2005 due to a full year of production from the Murphy acquisition which was completed May 31, 2004. Oil and gas sales for 2006 increased due to the Carson Creek and Esprit Trust acquisitions completed late in the third quarter and fourth quarter 2006.

	Twelve months ended December 31
($ thousands)	2006	2005	2004

Oil and gas sales	1,214,093	1,151,510	815,751
Net income	262,303	326,326	153,745
Net income per trust unit ($)	1.49	2.08	1.15
Net income per trust unit — diluted ($)	1.49	2.07	1.15
Distributable cash (1)	575,884	608,217	402,077
Actual distributions paid or declared per trust unit ($)	3.00	2.82	2.63
Total assets	4,669,972	2,391,432	2,276,534
Long term debt (2)	679,327	368,089	365,400
Trust unitholders’ equity	3,049,677	1,475,996	1,462,211
Number of trust units outstanding at year end (thousands)	244,017	159,864	152,973

(1)	Prior years restated to conform to presentation adopted in the current year.

(2)	Includes long term debt, long term portion of note payable and convertible debentures.
BUSINESS RISKS
The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.
•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees and other changes to federal and provincial legislation could have a material adverse impact on Pengrowth’s financial results and the value of Pengrowth’s trust units.
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Management’s Discussion
and Analysis
•	Oil and natural gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
•	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
•	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
•	Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
•	Changing interest rates influence borrowing costs and the availability of capital.
•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
•	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
•	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com on or before March 31, 2007.
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Management’s Discussion
and Analysis
SUBSEQUENT EVENTS
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the “CP Properties”) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP Properties was funded in part by the December 8, 2006 equity offering of approximately $461 million with the remainder supported by a $600 million bank credit facility maturing January 22, 2008.
Subsequent to December 31, 2006, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties that are detailed in Note 22 to the financial statements.
OUTLOOK
At this time, Pengrowth is forecasting average 2007 production of 83,000 to 87,500 boe per day from our existing properties. This estimate incorporates production from the CP properties acquisition disclosed in the Subsequent Events section of this MD&A. This estimate takes into account the expected divestiture during 2007 of approximately 7,700 boe per day of current production. The above estimate excludes the impact from other future acquisitions or divestitures.
Pengrowth’s total operating expenses for 2007 are expected to increase when compared to 2006 and are anticipated to total approximately $405 million or $13.00 per boe.
General and administrative expenses per boe are expected to decrease in 2007 when compared to 2006. This per boe decrease is mainly attributable to a higher production base and lower management fees. On a per boe basis, G&A is anticipated to be approximately $1.95, which includes management fees of approximately $0.40 per boe.
The Board of Directors and Management regularly monitor forecasted distributable cash and payout ratio. The Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the Board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs.
Pengrowth currently anticipates capital expenditures for maintenance and development opportunities at existing properties of approximately $275 million for 2007. Two thirds of the 2007 capital program is expected to be spent on the drilling program and the remainder of the budget is expected to be spent on facility maintenance and optimization and land and seismic purchases. In addition to the 2007 capital development program, Pengrowth expects to invest $25 million to prepare its new head office building.
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Management’s Discussion
and Analysis
RECENT ACCOUNTING PRONOUNCEMENT
Effective January 1, 2007, Pengrowth will be required to adopt several new and revised standards issued by the Canadian Institute of Chartered Accountants in January 2005 related to Financial Instruments. Under the new standards, a Statement of Comprehensive Income has been introduced that will provide for certain gains and losses and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments including derivatives are to be included on the balance sheet and measured at fair values in most instances. The requirements for hedge accounting have also been further clarified under the revised standards. Pengrowth is currently evaluating the impact of the new standards. Management does not anticipate the new and revised standards to have a material impact on its consolidated financial statements as Pengrowth currently uses fair value accounting for derivative instruments that do not qualify or are not designated as hedges.
DISCLOSURE CONTROLS AND PROCEDURES
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer and the Chief Financial Officer must assess and certify as to the effectiveness of our disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended.
The Chief Executive Officer, James S. Kinnear, and the Chief Financial Officer, Christopher Webster, evaluated the effectiveness of Pengrowth’s “disclosure controls and procedures” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ending December 31, 2006. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to ensure that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
DISTRIBUTION TRACK RECORD
($  per trust unit)
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Management’s Discussion
and Analysis
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s Chief Executive Officer and Chief Financial Officer believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
90 | PENGROWTH 2006

Management’s Discussion
and Analysis
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. During the year ended December 31, 2006, Pengrowth enhanced its internal control over financial reporting to comply with the SOX legislation. None of the changes and enhancements materially affected Pengrowth’s internal control over financial reporting or their effectiveness. Management’s evaluation specifically excluded the controls and procedures of the recently acquired Esprit Trust and Esprit subsidiaries’ of Pengrowth Energy Trust. The acquisition and the accounting of the acquisition of Esprit Trust were included in our evaluation.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006. We excluded from our assessment the effectiveness of internal control over financial reporting at Esprit Trust, which we completed a business combination with effective October 2nd, 2006. Esprit Trust’s financial statements reflect total assets and oil and gas sales constituting 33 percent and six percent of our consolidated total assets and oil and gas sales respectively, as at and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited consolidated financial statements for the year ended December 31, 2006.
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